                         STRATEGIC SOLUTIONS GROUP INC.

January 24, 2002

BY EDGAR TRANSMISSION
---------------------

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:      Strategic Solutions Group, Inc. (the "Registrant")
                                               ----------
         Registration Statement on Form S-3 filed on May 24, 2001
         (File No. 333-61606)
         Registration Statement on Form S-3 filed on May 12, 2000
         (File No. 333-36892)

Dear Sir/Madam:

We are submitting to you in electronic format our request that the Commission consent to the withdrawal of the following registration statements filed by the
Registrant:

         1. Registration Statement on Form S-3 filed on May 24, 2001 (File No. 333-61606).
         2. Registration Statement on Form S-3 filed on May 12, 2000 (File No. 333-36892)

Please be advised that we have previously submitted this request in paper format on January 24, 2002, a copy of which is annexed hereto. The Registrant requests that such consent be granted on grounds that the Registrant has determined not to pursue the sale of the shares described in the registration statements. The Registrant confirms that the registration statements have not been declared effective and that no offers or sales were made by the Registrant under such registration statements.

Pursuant to the foregoing, the Registrant hereby respectfully requests that a written order granting the withdrawal of the registration statements be issued by the Commission and that such written order be deemed granted as of the date of our previous request.

If you have any questions concerning this application for withdrawal, please contact Cynthia Wong of Powell, Goldstein, Frazer & Murphy LLP, legal counsel to the Registrant at (202)624-7276.

                                       Very truly yours,

                                       /s/ Ernie Wagner
                                       ------------------------------------
                                       Ernie Wagner,
                                       President and Chief Operating Officer

cc:  Lauren Zerner (via facsimile)

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                                   ATTACHMENT
                                   ----------

                         STRATEGIC SOLUTIONS LETTERHEAD

January 24, 2002

BY OVERNIGHT MAIL
-----------------

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549
Attention: Mr. Hugh Fuller

Re:      Strategic Solutions Group, Inc. (the "Registrant")
                                               ----------
         Registration Statement on Form S-3 filed on May 24, 2001
         (File No. 333-61606)
         Registration Statement on Form S-3 filed on May 12, 2000
         (File No. 333-36892)

Dear Mr. Fuller:

We are writing to respectfully request withdrawal of the following registration statements filed by the Registrant:

         3. Registration Statement on Form S-3 filed on May 24, 2001 (File No. 333-61606).
         4. Registration Statement on Form S-3 filed on May 12, 2000 (File No. 333-36892)

Please be advised that the above-referenced registration statements are currently pending before the Staff and accordingly have not gone effective. Please be further advised that no offers or sales were made by the Registrant under such registration statements.

If you have any questions or comments concerning this matter, please do not hesitate to contact the undersigned.

                                         Very truly yours,

                                         /s/ Ernie Wagner
                                         -------------------------------------
                                         Ernie Wagner,
                                         President and Chief Operating Officer

cc:  Joseph M. Berl, Esq.
     (via facsimile 202.624.7222)